Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

Jan J.H. Joosten
Direct Dial: 212-837-6802
E-mail: joosten@hugheshubbard.com

04046402

November 29, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Royal P&O Nedlloyd N.V. (SEC File No. 82-1056)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, we are furnishing the enclosed documents as identified in Annex A hereto on behalf of Royal P&O Nedlloyd N.V., a Netherlands corporation (formerly known as Royal Nedlloyd N.V. and Royal Nedlloyd Group N.V.).

Please do not hesitate to call the undersigned at 212-837-6802 if you have any questions or require any further information.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the envelope provided for your convenience.

Very truly yours,

Jan Joosten

Enclosures

NY 839358_3i

ANNEX A

DOCUMENTS FURNISHED

Attachment	Document	Date
	Financial Reports	
1.	Interim 2004 Results Report of Royal P&O Nedlloyd N.V. (the "Company")	August 12, 2004
	Press Releases	
2.	Press release of the Company relating to the interim 2004 results of the Company	August 12, 2004
3.	Press release of the Company relating to a change to the Company's Board of Directors	September 2, 2004
4.	Press release of the Company relating to certain nominations for the Company's Board of Directors	October 1, 2004
5.	Press release of the Company relating to the Extraordinary General Meeting of Shareholders held on November 11, 2004	October 25, 2004
6.	Press release of the Company relating to the results of the Company in the third quarter of 2004	November 11, 2004
7.	Press release of the Company relating to the shareholders' approval of the appointment of certain new members of the Board of Directors and the approval of an employee share purchase plan	November 11, 2004
	Advertisements	
8.	Announcement of the Extraordinary General Meeting of Shareholders held on November 11, 2004	October 25, 2004
	Other Documents	
9.	Agenda for the Extraordinary General Meeting of Shareholders held on November 11, 2004	October 25, 2004
10.	Announcement of the termination of the Company's sponsored American Depositary Receipt program	November 8, 2004
11.	Trade Register Extract (English translation)	November 19, 2004

P&O Nedlloyd

www.ponl.com

ROYAL P&O NEDLLOYD INTERIM 2004 RESULTS


P&O Nedlloyd

Royal P&O Nedlloyd NV ("RPONL") was created when P&O Nedlloyd was effectively listed through Royal Nedlloyd NV on the Euronext stock market in Amsterdam on 16 April 2004. RPONL is the 100% owner of P&O Nedlloyd Container Line Limited and holds a 50% share of Martinair, an airline based at Schiphol Airport in The Netherlands.

This report concentrates on the stand alone results of P&O Nedlloyd Container Line Limited ("Container Shipping" or "PONCL") which represents the major part of RPONL's ongoing activities.

Highlights for the first half of 2004 for Container Shipping compared with the same period in 2003 are as follows:

- Revenue up by 23% to $3,135 million (2003: $2,553 million)
- Operating profit of $121 million (2003: loss $51 million)
- Net profit after tax of $81 million (2003: loss of $78 million)
- Average freight rates up 13%
- Underlying volumes up by 11%
- Significant progress with implementation of "FOCUS" information and yield management systems
- Positive outlook for the remainder of the year

Commenting on the results and the full year outlook, Royal P&O Nedlloyd CEO Philip Green said:

"This is an encouraging first half result, with much remaining to be done in terms of improving the underlying operational performance as judged against best in class.

"The continuing improvement in our financial performance at this half year stage has allowed us to revise our own internal expectations for the full year. Subject to any unforeseen change in the economic environment, we expect Container Shipping to achieve at least $325 million profit before interest and tax for this year. During the second half, we expect that our enhanced yield management systems, together with continued focus on costs, will start to deliver operational benefits.

"Foreseeable supply and demand trends in container shipping remain favourable."

(All data included in this Interim report is unaudited)

1. P&O NEDLLOYD CONTAINER SHIPPING

Key results for the Container Shipping business were as follows:

	Six months to 30 June 2004 $m	Six months to 30 June 2003 $m	Change %
Turnover:			
Container Shipping	2,739	2,221	23%
Logistics and Other	396	332	19%
Total turnover	**3,135**	**2,553**	**23%**
Operating profit / (loss):			
Container Shipping	117	(47)	
Logistics and Other	4	(4)	
Total operating profit / (loss)	121	(51)	
Interest and other	(32)	(23)	
Profit / (loss) before tax	89	(74)	
Taxation	(8)	(4)	
Profit / (loss) after tax	81	(78)	

Operating Review

Operating profit at $121 million before interest and tax amounts to an improvement of $172 million over the same period in 2003. Turnover from operations increased by 23% to $3,135 million (2003: $2,553 million).

A key factor in this improvement was the increase of 13% in average freight rates compared with the same period in 2003. Increases were strong in the dominant legs of the Atlantic, Pacific and Europe / Far East trades. Like-for-like volumes shipped increased by 11% (9% including discontinued routes). Growth was strong on Europe / Far East and the Transpacific routes, benefiting from continued growth in manufacturing in Asia.

Average costs per teu were 6% (US$ 76 per teu) higher than in first half 2003. Approximately US$25 per teu of this was due to the weakness of the US Dollar against the Euro, Yen and Pound Sterling. Other significant factors were higher charter costs, and the worsening imbalance in the major trades reflecting the balance of trade between Asia and Europe / North America. Fuel rates in the first half of 2004 were broadly in line with the first half of 2003.

In the second quarter of 2004, turnover was $1,655 million (2003: $1,332 million), an increase of 24%. Operating profit in the second quarter of 2004 was $100 million (2003: $7 million) – up some $93 million year on year. Second quarter volumes increased by 12% to 1,051,000 teus (2003: 935,000 teus), and average second quarter freight rates were $1,393 / teu compared to $1,247 / teu in 2003 (an uplift of 12%).

Container Shipping

Summary volumes and freight rates are set out below:

	Six months to 30 June 2004	Six months to 30 June 2003	Change %
Volumes shipped ('000 teus)			
- Europe	849	800	6%
- Americas	601	563	7%
- Asia Pacific	528	453	17%
Total	1,978	1,816	9%
Average freight rates per teu (US$)			
- Europe	1,399	1,242	13%
- Americas	1,559	1,346	16%
- Asia Pacific	1,163	1,040	12%
Average	1,384	1,224	13%

Notes:

- Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.
- A change in average freight rate per teu does not necessarily equal a change in profit contribution per teu. Average freight rate per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

The results for P&O Nedlloyd's main trades have been grouped by the three Trade Management Centres – Europe (London), Americas (East Rutherford) and Asia (Hong Kong) – as follows:

- Europe includes all cargo movements to, from and within Europe (including countries bordering the Mediterranean Sea), but excludes moves to and from North America;
- America includes all cargo movements to, from and within North America;
- Asia includes movements between and within Asia, Australasia, Africa and Latin America.

Europe

The like-for-like volume growth was 9%, with the strongest growth in the Asia / Europe trades. Reported volume growth in the Europe trades reached 6%, including the effect of withdrawal from unprofitable trades (Europe / West Africa and parts of North Europe / Mediterranean) during 2003.

Average freight rates increased by 13%, with significant improvements across most of the trades.

Overall, the Asia to Europe trade has seen strong volume growth in the first half of 2004. This has absorbed the additional capacity placed on that route, and, as the peak season commences, high levels of slot utilisation are being experienced. We have participated strongly in that growth with the phasing in of larger ships to the new China / North Europe loop, which was started in the latter part of 2003.

The performance of the trades between Europe and the Middle East and South Asia has been less satisfactory, with freight rates slower to increase due to the introduction of additional loops in the South Asia market. However in the last three months, freight rate improvements have begun to come through from South Asia.

In the Europe North / South trades, there has been a significant restructuring of our service between Europe and East Coast South America, where a new joint service with Hamburg Sud provides an improved frequency from July 2004, as well as cost economies in the operation of the service.

Our new Europe – Australia / New Zealand ('Round the World') service has shown considerable improvement in 2004, with a stable and reliable schedule, very high utilisations, particularly southbound, and improved earnings.

The Europe / Southern African trade experienced a difficult first half year, with the trade from South Africa showing no volume growth due to the strong Rand, and increased competition from specialist reefer carriers in the fruit trade.

Americas

Our Transpacific volumes increased by 13%, while growth in other American trades was lower. Overall, freight rates improved by 16%, with significant improvement in both the Transatlantic and Transpacific trades.

Currently, demand in the Transpacific trade remains strong, particularly to the US East Coast where PONCL has a strong market position. This is fuelled in part by concerns over infrastructure capacity (rail and truck) on the West Coast. We have just launched, with other Grand Alliance lines, a new loop to the East Coast which is already close to full.

Demand in the Transatlantic trade also remains good, helped by some downsizing of tonnage by other lines (stimulated by the overall scarcity of tonnage). The exception to this is the Montreal gateway route, where a new service introduced earlier this year, combined with a more rigorous approach to security checks by Canadian Customs, has led to lower utilisations across the trade and increased competition.

The North America / South America services have shown a mixed performance. There have been improvements on the East Coast South America routes, and very strong demand from Brazil, with freight rates recovering strongly.

Asia Pacific

Overall volume growth in Asia reached 17% and freight rate levels increased by 12%, across all trades. Volumes for trades within the Asia and Indian Ocean region grew strongly, especially Asia trades to the Gulf and South Asia. The African services enjoyed strong volumes (in particular their exports) as well as a good recovery of revenue levels.

The first half of 2004 saw a recovery of Brazilian imports but equally a strong demand for Brazilian exports, especially reefer cargoes, both of which facilitated freight rate improvements, although business in Argentina shows only slow recovery. The services trading to the other economies in Latin America maintained their pace of growth. We have continued to grow our Intra-Latin American services strongly, and are now a significant operator in this regional business.

Australia and New Zealand maintained their strong import demands but services continued to be affected by low exports because of the drought in Australia. Due to strong demand, our capacity on the South East Asia / New Zealand route was increased earlier this year and a new dedicated loop is currently being introduced between north China (Dalian / Qingdao / Shanghai / Ningbo) and Australia to cater for the significant increase in demand on this sector.

Logistics and Other Business

While our core business is point-to-point full container load shipping, our logistics businesses (including Gilberts in the US) provide complementary logistics services to support the core business. They offer a range of value added services – from relatively simple freight management through to sophisticated chain management packages. The results for these and other businesses were as follows.

	Six months to 30 June 2004 $m	Six months to 30 June 2003 $m	Change %
Revenue	396	332	19%
Operating profit	4	(4)	

Revenue has grown as a result of higher levels of activity in the first half of 2004 both in PONL Logistics, and our Damco forwarding subsidiary. The improvement in PONL Logistics' operating profit reflects both the result of this improved volume, as well as an improvement in the results of Gilberts, as the benefits brought from integrating this business into our international operation are realised.

'Other' business includes:

- The operation of ships and containers, other than in our core liner business, including the results of Blue Star Reederei, our ship management subsidiary;
- Independent inland operations activities, including UK and South African road haulage, and European Rail Shuttle;
- Container terminal operations;
- The results of 'arms length' agency activities, which are not 100% owned by PONCL.

The increase in revenue reflects the increase in the level of ship procurement through Blue Star Reederei, as well as the general level of economic activity. The improved operating profit comes both from Blue Star Reederei and from our improved performance in the terminals business, particularly at Port Newark Container Terminal (50% owned by PONCL).

Change Programme

In the first half of 2004 significant progress was made in the implementation of new management and information systems to improve contribution and yield management. At the same time new processes are being introduced to improve the monitoring and control of costs. The process is initiated by full implementation of our IT systems supporting the change programme known as "FOCUS".

This major change programme has been complemented by the roll-out of our vision, values and priorities throughout the organisation, intended to focus the group on bridging the EBIT per teu gap with our competitors via: improved contribution and yield management; implementation and benefit realisation of FOCUS; and, maintenance of a close control of our costs.

Our objective is to be the recognised leader in the point-to-point, full container load shipping market – and recognition will be based on leading financial performance, customer satisfaction and staff engagement.

Financial Review

The main corporate financial review items, covering capital structure, dividend policy and the balance sheet post reverse listing are set out in section 2 on page 7 (Royal P&O Nedlloyd).

The majority of the Group's interest and finance charge cost arises in PONCL. Interest cost in the period to 30 June 2004 was $32 million (2003: $23 million). The second quarter interest cost was $19 million, compared to $13 million in the first quarter. The increase largely arose from the German re-financing of some 14 vessels, as described in the Information Memorandum dated 8 March 2004, issued in connection with the reverse listing. These financing transactions effectively sold the vessels for some $660 million and are now held on-balance sheet as finance leases, with an ongoing finance / interest charge.

2. ROYAL P&O NEDLLOYD

Royal P&O Nedlloyd NV ("RPONL") was created when P&O Nedlloyd was effectively listed through Royal Nedlloyd NV on the Euronext stock market in Amsterdam on 16 April 2004. The listing marked the termination of the PONCL 50:50 joint venture between P&O and Royal Nedlloyd. PONCL is now a 100% subsidiary of RPONL which also holds a 50% share of Martinair in partnership with KLM. P&O retains a 25% shareholding in RPONL.

Summary Results

As indicated in the Information Memorandum dated 8 March 2004, RPONL will report in US$, following the reverse listing. The change in reporting currency from € to US$ follows the full consolidation of the Container Shipping results whose functional currency is US$. RPONL results in 2004 have been prepared under UK GAAP, and a reconciliation of UK GAAP to Dutch GAAP will be provided at the year end. A detailed review has not yet been undertaken, and areas which may give rise to GAAP differences include pensions accounting and adjustments to reflect the fair value accounting in respect of the acquisition of 50% of PONCL.

The detailed results of RPONL, together with the balance sheet following the reverse listing are set out in Appendices A to C on pages 10 – 12.

Summary results, in both US$ and €, are as follows:

	Six months to 30 June 2004		Six months to 30 June 2003*	
	$m	**€m**	**$m**	**€m**
EBIT	106	85	(46)	(41)
Profit / (loss) after tax	74	60	(45)	(41)
Earnings / (loss) per share	1.82	1.47	(2.11)	(1.92)

(*2003 results prepared under Dutch GAAP)

Group Financial Position and Capital Structure

As at 30 June 2004, net debt in the consolidated balance sheet of RPONL (Appendix B) was $435 million, comprising $1,071 million of finance leases and net cash totalling $636 million.

RPONL's main subsidiary, PONCL has, in the recent past, moved away from ownership of its vessels and containers to leasing and / or chartering them. Depending on the characteristics of each individual contract, the UK GAAP accounting treatment of these arrangements may be "on balance sheet" or "off balance sheet" obligations. As at 30 June 2004, known contractual obligations for operating leases on ships, containers, land and buildings and other totalled some $2.9 billion all of which is not recorded on the balance sheet; NPV of these operating lease liabilities, using a 10% discount rate, is some $2.2 billion. In addition, PONCL has future lease commitments regarding new vessels currently under construction.

Given the current strong trading environment, and positive cash flow characteristics of the business, the net debt reported on the balance sheet of RPONL is reducing quickly. However, as set out above, the Group still retains significant operating lease future obligations which are not reflected in the balance sheet. The Group continues to review its ongoing capital structure, and commitments for future capital investment (in ships and containers) will be financed via a mix of cash, debt capacity and off-balance sheet operating leases. Such transactions will, of course, be reviewed on a case by case basis to ensure optimal capital structure and cost to the Group, whilst maintaining sufficient financial flexibility to accommodate the cyclical nature of the business.

Dividend Policy

For the financial year ending 31 December 2004, we intend to pay a dividend of €1 per share in line with the dividend payment made by Royal Nedlloyd for the financial year ending December 2003, and in accordance with the Information Memorandum relating to the reverse listing, issued on 8 March 2004.

Looking beyond 2004, RPONL will aim to vary the dividend payment per share with the progression of the business cycle, taking into account the underlying performance of the business. Therefore, we currently intend to pay at least the 2004 dividend for the full year 2005, which is likely to be paid as an interim (one third) and final (two thirds) dividend.

Earnings Per Share

Earnings per share were $1.82 (2003: loss of $2.11), on the basis of closing number of shares. There were 40.6 million outstanding shares at 30 June 2004 (2003: 21.3 million).

Balance Sheet following the reverse listing

The provisional balance sheet following the reverse listing set out in Appendix B, reflects the acquisition by RPONL of the 50% stake in PONCL previously owned by P&O. Full details of this balance sheet, and adjustments made to reflect the transaction, will be disclosed in RPONL's 2004 Annual Accounts.

In summary, the net assets of RPONL at 30 June 2004 were $1,314 million.

Martinair

RPONL owns a 50% share in Martinair, the passenger and cargo airline operating from Schiphol Airport in The Netherlands. The remaining 50% is owned by KLM. We consider our interest in Martinair to be non core, and have publicly stated our intention to divest, although there has been no further progress on this disposal since the publication of Royal Nedlloyd's 2003 results earlier this year.

The trading performance of Martinair in the first half of this year has been disappointing, largely due to increased fuel costs. However, Martinair's management has announced a significant cost reduction programme, in order to turn around the trading performance of the company. The Board of Royal P&O Nedlloyd has reviewed the balance sheet carrying value ($177 million) and has concluded that, in light of the initiatives announced by Martinair, no write down is required at this time. However, we will continue to monitor closely the trading performance of Martinair.

ROYAL P&O NEDLLOYD NV

Consolidated profit and loss account

US$ million

	Three months to 31 March 2004	Three months to 30 June 2004	Six months to 30 June 2004	Six months to 30 June 2003
Turnover:				
Group and share of joint ventures	878	1,811	2,689	-
Less share of joint ventures	(878)	(156)	(1,034)	-
Group turnover	-	1,655	1,655	-
(Loss) / profit before interest and tax	(1)	100	99	(2)
Share of results of joint ventures	8	(1)	7	(44)
Profit / (loss) before interest and tax	**7**	**99**	**106**	**(46)**
Finance charges				
Group	-	(18)	(18)	1
Joint ventures	(8)	(2)	(10)	-
(Loss) / profit before tax	**(1)**	**79**	**78**	**(45)**
Tax				
Group	-	(4)	(4)	-
Joint ventures	-	1	1	-
Minority interests	-	(1)	(1)	-
(Loss) / profit after tax	**(1)**	**75**	**74**	**(45)**

(2003 results prepared under Dutch GAAP)

(All figures are unaudited)

ROYAL P&O NEDLLOYD NV

Consolidated balance sheet

US$ million

	Post reverse listing balance sheet at 17 April 2004	Balance sheet at 30 June 2004	Balance sheet at 31 December 2003
Fixed assets			
Goodwill	201	199	-
Tangible fixed assets			
Ships	1,021	1,015	-
Containers	363	343	-
Other	326	323	1
Associates and trade investments	199	200	805
	2,110	2,080	806
Working capital			
Stock and work in progress	301	309	-
Debtors	894	968	6
Creditors	(1,279)	(1,256)	(14)
Total working capital	(84)	21	(8)
Debtors over one year	55	54	-
Creditors over one year	(50)	(78)	-
Provisions for liabilities and charges	(302)	(310)	(35)
Net borrowings	(474)	(435)	93
Minority interests	(16)	(18)	-
Net assets	**1,239**	**1,314**	**856**
Shareholders' funds			
Share capital	49	50	27
Share premium account	647	649	88
Distributable reserves	543	615	741
	1,239	1,314	856

(2003 figures prepared under Dutch GAAP)
(All 2004 figures are unaudited)

ROYAL P&O NEDLLOYD NV

Cash flow statement

US$ million

	Three months to 31 March 2004	Three months to 30 June 2004	Six months to 30 June 2004	Six months to 30 June 2003
Operating profit	(1)	100	99	(2)
Depreciation charges	-	56	56	-
Profit / (loss) on sale of fixed assets	-	3	3	-
Share of joint ventures operating profit	-	1	1	-
Change in working capital	5	(66)	(61)	(6)
Operating cash flow	**4**	**94**	**98**	**(8)**
Net finance charges	-	(19)	(19)	1
Taxation	-	(5)	(5)	-
Capital expenditure	-	(42)	(42)	-
Cash cost of 50% PONCL acquisition	-	(276)	(276)	-
Net borrowings of PONCL acquired	-	(482)	(482)	-
Net rights issue proceeds	-	212	212	-
Dividends	(27)	-	(27)	(24)
Other	-	16	16	-
Net cash flow	(23)	(502)	(525)	(31)
Opening cash	93	68	93	111
Net cash flow	(23)	(502)	(525)	(31)
Exchange on borrowings	(2)	(1)	(3)	10
Closing cash / (borrowings)	68	(435)	(435)	90

(All figures are unaudited)

P&O NEDLLOYD

Cash flow statement

US$ million

	Three months to 31 March 2004	Three months to 30 June 2004	Six months to 30 June 2004	Six months to 30 June 2003
Operating profit	21	100	121	(51)
Depreciation charges	54	56	110	114
Profit / (loss) on sale of fixed assets	-	4	4	2
Share of joint ventures operating profit	4	1	5	8
Change in working capital	(15)	(70)	(85)	(108)
Operating cash flow	**64**	**91**	**155**	**(35)**
Net finance charges	(12)	(19)	(31)	(21)
Taxation	(2)	(6)	(8)	(3)
Capital expenditure	(51)	(33)	(84)	(44)
Other	-	9	9	(2)
Net cash flow	**(1)**	**42**	**41**	**(105)**
Opening borrowings	(480)	(482)	(480)	(693)
Net cash flow	(1)	42	41	(105)
Exchange on borrowings	(1)	1	-	2
Closing borrowings	**(482)**	**(439)**	**(439)**	**(796)**

(All figures are unaudited)

Independent review report by KPMG Accountants NV to Royal P&O Nedlloyd NV

In accordance with your instructions we have reviewed the interim financial report of Royal P&O Nedlloyd NV for the six-month period ended 30 June 2004 as included in the Appendices A to D inclusive. This interim financial report is the responsibility of the company's management. Our responsibility is to issue a report on this interim financial report.

We conducted our review in accordance with standards for review engagements generally accepted in The Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the interim financial report is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report does not comply with accounting principles for interim financial reporting generally accepted in the United Kingdom.

KPMG Accountants NV
Rotterdam
12 August 2004

Registered Office:
Royal P&O Nedlloyd NV
Boompjes 40, 3011 XB Rotterdam,
The Netherlands
Telephone: +31 10 400 7111

Container Shipping Operations:
P&O Nedlloyd Container Line Ltd
Beagle House, Braham Street, London E1 8EP
United Kingdom
Telephone: +44 20 7441 1000

Produced by:
P&O Nedlloyd Corporate Communications / Corporate Affairs

Printed by
PlantijnCasparie Capelle a/d IJssel

Designed by
D&AS Ronald Schreutelkamp

P&O

www.ponl.com

1. P&O NEDLLOYD CONTAINER SHIPPING

Key results for the container shipping business were as follows:

	H1 2004 $m	H1 2003 $m	Change %
Turnover:			
Container shipping	2,739	2,221	23%
Logistics and Other	396	332	19%
Total turnover	3,135	2,553	23%
Operating profit / (loss):			
Container shipping	117	(47)	
Logistics and Other	4	(4)	
Total operating profit / (loss)	121	(51)	
Interest and other	(32)	(23)	
Profit / (loss) before tax	89	(74)	
Taxation	(8)	(4)	
Profit / (loss) after tax	81	(78)	

Operating Review

Operating profit at $121 million before interest and tax amounts to an improvement of $172 million over the same period in 2003. Turnover from operations increased by 23% to $3,135 million (2003 H1: $2,553 million).

A key factor in this improvement was the increase of 13% in average freight rates compared with the same period in 2003. Increases were strong in the dominant legs of the Atlantic, Pacific and Europe / Far East trades. Like-for-like volumes shipped increased by 11% (9% including discontinued routes). Growth was strong on Europe / Far East and the trans-Pacific routes, benefiting from continued growth in manufacturing in Asia.

Average costs per teu were 6% (US$ 76 per teu) higher than in first half 2003. Approximately US$25 per teu of this was due to the weakness of the US Dollar against the Euro, Yen and Pound Sterling. Other significant factors were higher charter costs, and the worsening imbalance in the major trades reflecting the balance of trade between Asia and Europe / North America. Fuel rates in the first half of 2004 were broadly in line with the first half of 2003.

In the second quarter of 2004, turnover was $1,655 million (Q2 2003: $1,332 million), an increase of 24%. Operating profit in the second quarter of 2004 was $100 million (Q2 2003: $7 million) – up some $93 million year on year. Q2 volumes increased by 12% to 1,051,000 teus (Q2 2003: 935,000 teus), and average second quarter freight rates were $1,393 / teu compared to $1,247 / teu in 2003 (an uplift of 12%).

News Release

12 August 2004

ROYAL P&O NEDLLOYD INTERIM 2004 RESULTS

CONTAINER SHIPPING REPORTS FIRST HALF OPERATING PROFIT OF $121 MILLION

Container Shipping achieved an operating profit of $121 million in the first half of 2004. This compares with an operating loss of $51 million for the same period in 2003.

Highlights for the first half of 2004 for Container Shipping compared with the same period in 2003 are as follows:

- Revenue up by 23% to $3,135 million (2003: $2,553 million)
- Operating profit of $121 million (2003: loss $51 million)
- Net profit after tax of $81 million (2003: loss of $78 million)
- Average freight rates up 13%
- Underlying volumes up by 11%
- Significant progress with implementation of "FOCUS" information and yield management systems
- Positive outlook for the remainder of the year

Commenting on the results and the full year outlook, Royal P&O Nedlloyd CEO Philip Green said:

"This is an encouraging first half result, with much remaining to be done in terms of improving the underlying operational performance as judged against best in class.

"The continuing improvement in our financial performance at this half year stage has allowed us to revise our own internal expectations for the full year. Subject to any unforeseen change in the economic environment, we expect Container Shipping to achieve at least $325 million profit before interest and tax for this year. During the second half, we expect that our enhanced yield management systems, together with continued focus on costs, will start to deliver operational benefits.

"Foreseeable supply and demand trends in container shipping remain favourable."

<u>Enquiries:</u>

Gill Samuel Director Corporate Communications, P&O Nedlloyd	+44 (0)20 7441 8706 +44 (0)777 477 2133
Léon Albers Investor Relations, Royal P&O Nedlloyd	+31 (0)10 400 6911 +31 (0)620 245 223
David Trenchard, Tulchan Communications	+44 (0)20 7427 1564 / +44 (0)7771 867 757
Cor Radings (Netherlands press inquiries)	+31 (0)626 316 854 / +31 (0)10 284 2929

This news release concentrates on the stand alone results of P&O Nedlloyd Container Line ("Container Shipping" or "PONCL") which represents the major part of Royal P&O Nedlloyd's ongoing activities

1. P&O NEDLLOYD CONTAINER SHIPPING

Key results for the container shipping business were as follows:

	H1 2004 $m	H1 2003 $m	Change %
Turnover:			
Container shipping	2,739	2,221	23%
Logistics and Other	396	332	19%
Total turnover	3,135	2,553	23%
Operating profit / (loss):			
Container shipping	117	(47)	
Logistics and Other	4	(4)	
Total operating profit / (loss)	121	(51)	
Interest and other	(32)	(23)	
Profit / (loss) before tax	89	(74)	
Taxation	(8)	(4)	
Profit / (loss) after tax	81	(78)	

Operating Review

Operating profit at $121 million before interest and tax amounts to an improvement of $172 million over the same period in 2003. Turnover from operations increased by 23% to $3,135 million (2003 H1: $2,553 million).

A key factor in this improvement was the increase of 13% in average freight rates compared with the same period in 2003. Increases were strong in the dominant legs of the Atlantic, Pacific and Europe / Far East trades. Like-for-like volumes shipped increased by 11% (9% including discontinued routes). Growth was strong on Europe / Far East and the trans-Pacific routes, benefiting from continued growth in manufacturing in Asia.

Average costs per teu were 6% (US$ 76 per teu) higher than in first half 2003. Approximately US$25 per teu of this was due to the weakness of the US Dollar against the Euro, Yen and Pound Sterling. Other significant factors were higher charter costs, and the worsening imbalance in the major trades reflecting the balance of trade between Asia and Europe / North America. Fuel rates in the first half of 2004 were broadly in line with the first half of 2003.

In the second quarter of 2004, turnover was $1,655 million (Q2 2003: $1,332 million), an increase of 24%. Operating profit in the second quarter of 2004 was $100 million (Q2 2003: $7 million) – up some $93 million year on year. Q2 volumes increased by 12% to 1,051,000 teus (Q2 2003: 935,000 teus), and average second quarter freight rates were $1,393 / teu compared to $1,247 / teu in 2003 (an uplift of 12%).

Container Shipping

Summary volumes and freight rates are set out below:

	H1 2004	H1 2003	Change %
Volumes shipped ('000 teus)			
- Europe	849	800	+6%
- Americas	601	563	+7%
- Asia Pacific	528	453	+17%
Total	1,978	1,816	+9%
Average freight rates per teu (US$)			
- Europe	1,399	1,242	+13%
- Americas	1,559	1,346	+16%
- Asia Pacific	1,163	1,040	+12%
Average	1,384	1,224	+13%

Notes:

- Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.
- A change in average freight rate per teu does not necessarily equal a change in profit contribution per teu. Average freight rate per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

The results for P&O Nedlloyd's main trades have been grouped by the three Trade Management Centres – Europe (London), Americas (East Rutherford) and Asia (Hong Kong) – as follows:

- Europe includes all cargo movements to, from and within Europe (including countries bordering the Mediterranean Sea), but excludes moves to and from North America;
- America includes all cargo movements to, from and within North America;
- Asia includes movements between and within Asia, Australasia, Africa and Latin America.

Europe

The like-for-like volume growth was 9%, with the strongest growth in the Asia / Europe trades. Reported volume growth in the Europe Trades reached 6%, including the effect of withdrawal from unprofitable trades (Europe/West Africa and parts of North Europe / Mediterranean) during 2003.

Average freight rates increased by 13%, with significant improvements across most of the trades.

Overall, the Asia to Europe trade has seen strong volume growth in the first half of 2004. This has absorbed the additional capacity placed on that route, and, as the peak season commences, high levels of slot utilisation are being experienced. We have participated strongly in that growth with the phasing in of larger ships to the new China/North Europe loop, which was started in the latter part of 2003.

The performance of the trades between Europe and the Middle East and South Asia has been less satisfactory, with freight rates slower to increase due to the introduction of additional loops in the South Asia market. However in the last three months, freight rate improvements have begun to come through from South Asia.

In the Europe North / South trades, there has been a significant restructuring of our service between Europe and East Coast South America, where a new joint service with Hamburg Sud provides an improved frequency from July 2004, as well as cost economies in the operation of the service.

Our new Europe – Australia / New Zealand ('Round the World') service has shown considerable improvement in 2004, with a stable and reliable schedule, very high utilisations, particularly southbound, and improved earnings.

The Europe / Southern African trade experienced a difficult first half year, with the trade from South Africa showing no volume growth due to the strong Rand, and increased competition from specialist reefer carriers in the fruit trade.

Americas

Our Transpacific volumes increased by 13%, while growth in other American trades was lower. Overall, freight rates improved by 16%, with significant improvement in both the Transatlantic and Transpacific trades.

Currently, demand in the Transpacific trade remains strong, particularly to the US East Coast where PONCL has a strong market position. This is fuelled in part by concerns over infrastructure capacity (rail and truck) on the West Coast. We have just launched, with other Grand Alliance lines, a new loop to the East Coast which is already close to full.

Demand in the Transatlantic trade also remains good, helped by some down sizing of tonnage by other lines (stimulated by the overall scarcity of tonnage). The exception to this is the Montreal gateway route, where a new service introduced earlier this year, combined with a more rigorous approach to security checks by Canadian Customs, has led to lower utilisations across the trade and increased competition.

The North America/South America services have shown a mixed performance. There have been improvements on the East Coast South America routes, and very strong demand from Brazil, with freight rates recovering strongly.

Asia Pacific

Overall volume growth in Asia reached 17% and freight rate levels increased by 12%, across all trades. Volumes for trades within the Asia and Indian Ocean region grew strongly, especially Asia trades to the Gulf and South Asia. The African services enjoyed strong volumes (in particular their exports) as well as a good recovery of revenue levels.

The first half of 2004 saw a recovery of Brazilian imports but equally a strong demand for Brazilian exports, especially reefer cargoes, both of which facilitated freight rate improvements, although business in Argentina shows only slow recovery. The services trading to the other economies in Latin America maintained their pace of growth. We have continued to grow our Intra-Latin American services strongly, and are now a significant operator in this regional business.

Australia and New Zealand maintained their strong import demands but services continued to be affected by low exports because of the drought in Australia. Due to strong demand, our capacity on the South East Asia / New Zealand route was increased earlier this year and a new dedicated loop is currently being introduced between north China (Dalian / Qingdao / Shanghai / Ningbo) and Australia to cater for the significant increase in demand on this sector.

Logistics and Other Business

While our core business is point to point full container load shipping, our logistics businesses (including Gilberts in the US) provide complementary logistics services to support the core business. They offer a range of value added services – from relatively simple freight management through to sophisticated chain management packages. The results for these and other businesses were as follows.

	H1 2004 $m	H1 2003 $m	Change %
Revenue	396	332	19%
Operating profit	4	(4)	

Revenue has grown as a result of higher levels of activity in the first half of 2004 both in PONL Logistics, and our Damco forwarding subsidiary. The improvement in PONL Logistics' operating profit reflects both the result of this improved volume, as well as an improvement in the results of Gilberts, as the benefits brought from integrating this business into our international operation are realised.

'Other' business includes:

- The operation of ships and containers, other than in our core liner business, including the results of Blue Star Reederei, our ship management subsidiary;
- Independent inland operations activities, including UK and South African road haulage , and European Rail Shuttle;
- Container terminal operations;
- The results of 'arms length' agency activities, which are not 100% owned by PONCL.

The increase in revenue reflects the increase in the level of ship procurement through Blue Star Reederei, as well as the general level of economic activity. The improved operating profit comes both from Blue Star Reederei and from our improved performance in the terminals business, particularly at Port Newark Container Terminal (50% owned by PONCL).

Change Programme

In the first half of 2004 significant progress was made in the implementation of new management and information systems to improve contribution and yield management. At the same time new processes are being introduced to improve the monitoring and control of costs. The process is initiated by full implementation of our IT systems supporting the change programme known as "FOCUS".

This major change programme has been complemented by the roll-out of our vision, values and priorities throughout the organisation, intended to focus the group on bridging the EBIT per teu gap with our competitors via: improved contribution and yield management; implementation and benefit realisation of FOCUS; and, maintenance of a close control of our costs.

Our objective is to be the recognised leader in the point-to-point, full container load shipping market – and recognition will be based on leading financial performance, customer satisfaction and staff engagement.

Financial Review

The main corporate financial review items, covering capital structure, dividend policy and opening balance sheet (post reverse listing) are set out in the Royal P&O Nedlloyd section of the interim release in section 2.

The majority of the Group's interest and finance charge cost arises in PONCL. Interest cost in the period to 30 June 2004 was $32 million (2003: $23 million). The Q2 interest cost was $19 million, compared to $13 million in Q1. The increase largely arose from the German re-financing of some 14 vessels, as described in the Information Memorandum dated 8 March issued in connection with the reverse listing. These financing transactions effectively sold the vessels for some $660 million and are now held on-balance sheet as finance leases, with an ongoing finance / interest charge.

2. ROYAL P&O NEDLLOYD

Royal P&O Nedlloyd (RPONL) was created when P&O Nedlloyd was effectively listed through Royal Nedlloyd NV on the Euronext stock market in Amsterdam on 16 April. The listing marked the termination of the PONCL 50:50 joint venture between P&O and Royal Nedlloyd. PONCL is now a 100% subsidiary of RPONL which also holds a 50 % share of Martinair in partnership with KLM. P&O retains a 25% shareholding in RPONL.

Summary Results

As indicated in the Information Memorandum dated 8 March, RPONL will report in US$, following the reverse listing. The change in reporting currency from € to US$ follows the full consolidation of the Container Shipping results whose functional currency is US$. RPONL results in 2004 have been prepared under UK GAAP, and a full reconciliation of UK GAAP to Dutch GAAP will be provided at the year end. A detailed review has not yet been undertaken, and areas which may give rise to GAAP differences include pensions accounting and adjustments to reflect the fair value of assets acquired on acquisition of 50% PONCL

The detailed results of RPONL, together with the balance sheet following the reverse listing are set out in Appendices A to C.

Summary results, in both US$ and €, are as follows:

	H1 2004		H1 2003*	
	$m	€	$m	€
EBIT	106	85	(46)	(41)
Profit / (loss) after tax	74	60	(45)	(41)
Earnings per share	1.82	1.47	(2.11)	(1.92)

(*2003 results prepared under Dutch GAAP)

Group Financial Position and Capital Structure

As at 30 June, net debt in the consolidated balance sheet of RPONL (Appendix B) was $435 million, comprising $1,071 million of finance leases and net cash totalling $636 million.

RPONL's main subsidiary, PONCL has, in the recent past, moved away from ownership of its vessels and containers to leasing and / or chartering them. Depending on the characteristics of each individual contract, the UK GAAP accounting treatment of these arrangements may be "on balance sheet" or "off balance sheet" obligations. As at 30 June 2004, known contractual obligations for operating leases on ships, containers, land and buildings and other totalled some $2.9 billion all of which is not recorded on the balance sheet; NPV of these operating lease liabilities, using a 10% discount rate, is some $2.2 billion. In addition, PONCL has future lease commitments regarding new vessels currently under construction.

Given the current strong trading environment, and positive cash flow characteristics of the business, the net debt reported on the balance sheet of RPONL is reducing quickly. However, as set out above, the Group still retains significant operating lease future obligations which are not reflected in the balance sheet. The Group continues to review its ongoing capital structure, and commitments for future capital investment (in ships and containers) will be financed via a mix of cash, debt capacity and off-balance sheet operating leases. Such transactions will, of course, be reviewed on a case by case basis to ensure optimal capital structure and cost to

the Group, whilst maintaining sufficient financial flexibility to accommodate the cyclical nature of the business.

Dividend Policy

For the financial year ending 31 December 2004, we intend to pay a dividend of €1 per share in line with the dividend payment made by Royal Nedlloyd for the financial year ending December 2003, and in accordance with the Information Memorandum relating to the reverse listing, issued on 8 March 2004.

Looking beyond 2004, RPONL will aim to vary the dividend payment per share with the progression of the business cycle, taking into account the underlying performance of the business. Therefore, we currently intend to pay at least the 2004 dividend for the full year 2005, which is likely to be paid as an interim (one third) and final (two thirds) dividend.

Earnings Per Share

Earnings per share, were $1.82 (2003: loss of $2.11), on the basis of closing number of shares. There were 40.6 million outstanding shares at 30 June 2004 (2003: 21.3 million).

Balance Sheet following the reverse listing

The provisional opening balance sheet, set out in Appendix B, reflects the acquisition by RPONL of the 50% stake in PONCL previously owned by P&O. Full details of this balance sheet, and adjustments made to reflect the transaction, will be disclosed in RPONL's full year 2004 results in due course.

In summary, the net assets of RPONL at 30 June 2004 were $1,314 million.

Martinair

RPONL owns a 50% share in Martinair, the passenger and cargo airline operating from Schipol airport in the Netherlands. The remaining 50% is owned by KLM. We consider our interest in Martinair to be non core, and have publicly stated our intention to divest, although there has been no further progress on this disposal since the publication of Royal Nedlloyd's 2003 results earlier this year.

The trading performance of Martinair in the first half of this year has been disappointing, largely due to increased fuel costs. However, Martinair's management has announced a significant cost reduction programme, in order to turn around the trading performance of the company. The Board of Royal P&O Nedlloyd has reviewed the balance sheet carrying value ($177 million) and has concluded that, in light of the initiatives announced by Martinair, no write down is required at this time. However, we will continue to monitor closely the trading performance of Martinair.

Notes to Editors

1. Royal P&O Nedlloyd was created on 16 April, following the acquisition by Royal Nedlloyd of the 50% stake in P&O Nedlloyd Container Line that was previously owned by the Peninsular and Oriental Steam Navigation Company (P&O).

2. For the full year 2004, Royal P&O Nedlloyd's accounts will consolidate 100% of PONCL from April, and reflect its 50% shareholding prior to that date.

ROYAL P&O NEDLLOYD NV

Consolidated Profit and Loss Account

US$ million

	Quarter ended 31.03.04	Quarter ended 30.06.04	Half year 30.06.04
Turnover: Group and share of Joint Venture	878	1,811	2,689
Less share of Joint Ventures	(878)	(156)	(1,034)
Group turnover	0	1,655	1,655
(Loss) / profit before interest and tax	(1)	100	99
Share of results of Joint Ventures	8	(1)	7
Profit before interest and tax	7	99	106
Finance Charges			
Group	0	(18)	(18)
Joint Ventures	(8)	(2)	(10)
(Loss) / profit before tax	(1)	79	78
Tax			
Group	0	(4)	(4)
Joint Ventures	0	1	1
Minority interests	0	(1)	(1)
(Loss) / profit after tax	(1)	75	74

ROYAL P&O NEDLLOYD NV

Consolidated Balance Sheet

US$ million

	Opening Balance Sheet at 17.04.04	Balance sheet at 30.06.04
Fixed Assets		
Goodwill	201	199
Tangible Fixed Assets		
Ships	1,021	1,015
Containers	363	343
Other	326	323
Associates and trade investments	199	200
	2,110	2,080
Working Capital		
Stock and work in progress	301	309
Debtors	894	968
Creditors	(1,279)	(1,256)
Total working capital	(84)	21
Debtors over one year	55	54
Creditors over one year	(50)	(78)
Provisions for liabilities and charges	(302)	(310)
Net borrowings	(474)	(435)
Minority interests	(16)	(18)
Net Assets	**1,239**	**1,314**
Shareholders' Funds		
Share capital	49	50
Share premium account	647	649
Distributable reserves	543	615
	1,239	1,314

ROYAL P&O NEDLLOYD NV

Cash Flow Statement

US$ million

	Q1 2004 Actual	Q2 2004 Actual	Half 1 2004 Actual
Operating profit	(1)	100	99
Depreciation charges	-	56	56
Profit / (loss) on sale of fixed assets	-	3	3
Share of joint venture operating profit	-	1	1
Change in working capital	5	(66)	(61)
Operating Cashflow	**4**	**94**	**98**
Net finance charges	-	(19)	(19)
Taxation	-	(5)	(5)
Capital expenditure	-	(42)	(42)
Cash cost of 50% PONCL acquisition	-	(276)	(276)
Net borrowings of PONCL acquired	-	(482)	(482)
Net rights issue proceeds	-	212	212
Dividends	(27)	-	(27)
Other	-	16	16
Net Cashflow	**(23)**	**(502)**	**(525)**
Opening Cash	93	68	93
Net cashflow	(23)	(502)	(525)
Exchange on borrowings	(2)	(1)	(3)
Closing cash / (borrowings)	**68**	**(435)**	**(435)**

P&O NEDLLOYD

Cash Flow Statement

US$ million

	Q1 2004 Actual	Q2 2004 Actual	Half 1 2004 Actual
Operating profit	21	100	121
Depreciation charges	54	56	110
Profit / (loss) on sale of fixed assets	-	4	4
Share of joint venture operating profit	4	1	5
Change in working capital	(15)	(70)	(85)
Operating Cashflow	**64**	**91**	**155**
Net finance charges	(12)	(19)	(31)
Taxation	(2)	(6)	(8)
Capital expenditure	(51)	(33)	(84)
Other	-	9	9
Net Cashflow	**(1)**	**42**	**41**
Opening Cash	(480)	(482)	(480)
Net cashflow	(1)	42	41
Exchange on borrowings	(1)	1	-
Closing cash / (borrowings)	**(482)**	**(439)**	**(439)**

News Release

2 September 2004

Change to the Royal P&O Nedlloyd Board

As a consequence of her nomination as a European Commissioner, Neelie Kroes has tendered her resignation as a non-executive director of the Board of Royal P&O Nedlloyd which has been accepted by the Board with effect from 1 September 2004.

Royal P&O Nedlloyd CEO Philip Green commented: "I was delighted to learn of Neelie Kroes' appointment as a Commissioner. This is a fitting tribute to her experience and capabilities both in government and in business over many years. She will be much missed for her many qualities as a non-executive director of our Board."

Royal P&O Nedlloyd will make an announcement in due course about her successor.

Notes to Editors:

1. Mrs Kroes has been a board member of Royal Nedlloyd NV, and latterly, Royal P&O Nedlloyd NV for 13 years.
2. Royal P&O Nedlloyd NV was created when P&O Nedlloyd was effectively listed through Royal Nedlloyd NV on the Euronext stock market in Amsterdam on 16 April 2004.

Further information:

Gill Samuel Director Corporate Communications, P&O Nedlloyd	+44 (0)20 7441 8706 +44 (0)777 477 2133
Cor Radings (Netherlands press inquiries)	+31 (0)626 316 854 +31 (0)10 284 2929

News Release

1 October 2004

NEW NOMINATIONS FOR ROYAL P&O NEDLLOYD BOARD

Royal P&O Nedlloyd has announced the strengthening of its Board with three new appointments.

At an Extraordinary General Meeting on 11 November, shareholders will be asked to approve the appointment of Olav Rakkenes and Louk Ligthart as independent, non-executive directors and Rutger van Slobbe as executive director.

Commenting on the nominations, Royal P&O Nedlloyd Chairman Andrew Land said: "We are delighted to announce these nominations which bring additional strength to our Board. I have no doubt that Olav, Louk and Rutger will bring strength and substantial experience to the Board and contribute significantly to the future leadership of our company."

Notes to editors

1. Olav Rakkenes, who is Norwegian, was most recently President and CEO of Atlantic Container Line. He was previously President and CEO of Transatlantic Shipping Company, Gothenburg, and Pad Line, San Francisco.

2. Louk Ligthart, who is Dutch, has held a range of senior financial and management posts with DSM NV over 30 years. He was, most recently, Deputy Chairman of the Executive Board and CFO. He holds several non-executive directorships with a number of Dutch listed companies.

3. Rutger van Slobbe, is currently P&O Nedlloyd Director Trades and Logistics. He has been with the company and its predecessors since 1976. From September 1996 until the listing of Royal P&O Nedlloyd in April 2004, he was executive director of P&O Nedlloyd Container Line.

Further information

Gill Samuel — +44(0)20 7441 8706
Director Corporate Communications — +44 (0)777 477 2133
P&O Nedlloyd

Latest News

25-OCT-04

Back to index

Extraordinary General Meeting of Shareholders

Shareholders in Royal P&O Nedlloyd N.V. and other entitled parties are invited to attend the Extraordinary General Meeting of Shareholders which will take place on Thursday 11 November, 2004, at 10 AM in the Fortis Bank hall on the 4th floor of the Willem Burger Conference Centre of the Concert and Conference Centre De Doelen, entrance Kruisplein 40, 3012 CC Rotterdam, The Netherlands.

Agenda

1. Announcement of 3rd quarter 2004 results
2. Appointment of members of the Board of Directors
3. Approval of an Employee Share Purchase Plan
4. Any other business

As of today, the agenda with explanatory notes, together with additional information regarding agenda items 2 and 3, can be inspected and obtained free of charge at the office of the Company and at ABN AMRO Bank N.V. These documents may be ordered by telephone from ABN AMRO Servicedesk, tel. +31 - 76 - 5799455 (9AM - 4PM) or by clicking **Here**.

Record Date

The date, being the Record Date, on which one must be a shareholder in order to attend the meeting and vote, has been set as Friday 5 November, 2004 (after dealing with all additions and deletions as per that date).

Registration

To obtain entry to the meeting and to be able to exercise the rights attached to shares forming part of a collective (giro) deposit, the holders thereof must have made themselves known through their bank, at the latest on Friday 5 November, 2004 at the Office of ABN AMRO Bank N.V., Kemelstede 2, 4817 ST BREDA, The Netherlands. From application the shares will continue to be registered u/i the Record Date. The certificate to be received from the bank will serve as an admission card to the meeting.

Holders of American Depositary Receipts are entitled to obtain entry to the meeting (ADRs do not carry voting rights) upon showing an admission card for this meeting that will be issued upon request by Depositary J P Morgan, New York, at the latest on Friday 5 November, 2004.

To obtain entry to the meeting and to be able to exercise the rights attached to registered shares, holders of registered shares not forming part of a collective (giro) deposit must have given written notice of such intention at the latest on Friday 5 November, 2004 to the Secretariat to the Board of Directors who will then issue an admission card to the meeting, provided that, as at 5 November, 2004, any such holder is registered as a shareholder in the Company Register of Registered Shareholders.

Shareholders wishing to be represented at the meeting through a written proxy are being advised that their written proxy must have been received in the office of the Company by mail or fax not later than on Tuesday 9 November, 2004 for the attention of the Secretariat to the Board of Directors. Proxy forms may be obtained from the Company on request.

Board of Directors
Royal P&O Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel: +31 10 400 6810
Fax: +31 10 400 6190

News Release

11 November 2004

ROYAL P&O NEDLLOYD: THIRD QUARTER RESULTS 2004

CONTAINER SHIPPING REPORTS THIRD QUARTER OPERATING PROFIT OF $138 MILLION

Container Shipping achieved an operating profit of $138 million in the third quarter of 2004 compared with an operating profit of $53 million for the same period in 2003.

Highlights for the third quarter of 2004 for Container Shipping compared with the same period in 2003 are as follows:

- Revenue up by 22% to $1,775 million (2003: $1,452 million)
- Operating profit up by 160% to $138 million (2003: $53 million)
- Average freight rates up 10%
- Volume up by 12% (14% on a like-for-like basis)
- Positive trading outlook

Commenting on the results and the full year outlook, Royal P&O Nedlloyd CEO Philip Green said,

"This is another encouraging result for P&O Nedlloyd and brings our operating profit for the year to date to $259 million.

"The overall environment for the industry continues to be favourable both in terms of freight rate development and volume growth. Against this background we have made progress in our operating performance during the current year. In addition, we anticipate further positive impact on profitability from our yield management programme in 2005."

<u>Enquiries</u>:

Gill Samuel	+44 (0)20 7441 8706
Director Corporate Communications, P&O Nedlloyd	+44 (0)777 477 2133
Tony Mason	+44 (0)20 7441 1172
Director Corporate Strategy and Investor Relations	+44 (0)783 1626 552
P&O Nedlloyd	
David Trenchard	+44 (0)20 7353 4200
Tulchan Communications	+44 (0)777 1867 757
Cor Radings	+31 (0)626 316 854
(Netherlands press inquiries)	+31 (0)10 284 2929

This news release concentrates on the stand alone results of P&O Nedlloyd Container Line ("Container Shipping" or PONCL) which represents the major part of Royal P&O Nedlloyd's ongoing activities.

All data is unaudited.

Royal P&O Nedlloyd's ("RPONL's") results consolidate 100% of P&O Nedlloyd Container Line ("PONCL") from April 2004 and reflect its 50% shareholding prior to that date. PONCL represents the major part of RPONL activities. To provide meaningful year on year analysis the following section provides information on 100% of PONCL as if it had been wholly owned by RPONL throughout.

P&O Nedlloyd Container Line ("PONCL")

Summary results for PONCL were as follows:

(US$ million)	**Q3 2004**	**Q3 2003**	**Q3 on Q3 Change**	**Q3 YTD 2004**	**Q3 YTD 2003**
Turnover:					
- Container Shipping	1,560	1,266	23%	4,299	3,486
- Logistics and other	215	186	16%	611	519
Total	1,775	1,452	22%	4,910	4,005
Operating profit/ (loss):					
- Container Shipping	132	56		249	9
- Logistics and other	6	(3)		10	(7)
Total	138	53		259	2

Summary volumes and freight rates are set out below:

(US$ million)	**Q3 2004**	**Q3 2003**	**Q3 on Q3 Change**	**Q3 YTD 2004**	**Q3 YTD 2003**
Volumes shipped ('000 teus)					
Europe	452	402	12%	1,301	1,201
Americas	321	296	8%	922	859
Asia	279	242	15%	807	695
Total	1,052	940	12%	3,030	2,755
Average freight rates per teu (US$)					
Europe	1,471	1,367	8%	1,424	1,284
Americas	1,648	1,541	7%	1,590	1,413
Asia	1,317	1,072	23%	1,216	1,052
Average	1,484	1,346	10%	1,419	1,266

Notes

- Teu = twenty foot equivalent unit. This is the standard size of the container and is a common measure of capacity in the container business.
- Average freight rate per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.
- The results for P&O Nedlloyd's main trades have been grouped by three Trade Management Centres – Europe (London), Americas (East Rutherford) and Asia (Hong Kong) – as follows:
    - Europe includes all cargo movements to, from and within Europe (including countries bordering the Mediterranean Sea), but excludes moves to and from North America.
    - Americas includes all cargo movements to, from and within North America;
    - Asia includes movements between and within Asia, Australia, Africa and Latin America.

Operating Review

In the third quarter of 2004, turnover was $1,775 million (2003: $1,452 million), an increase of 22%. Operating profit in the third quarter of 2004 was $138 million (2003: $53 million) – up some $85 million year on year. Q3 volumes increased by 12% to 1,052,000 teus (2003: 940,000 teus), up by 14% on a like-for-like basis. Average third quarter freight rates were $1,484 / teu compared to $1,346 / teu in 2003 (an increase of 10%).

Increases in average freight rates were particularly strong in the Asia Pacific trades. Growth in volume was strong on all routes outbound from Asia, reflecting the continued growth in offshore manufacturing in Asia.

Average costs per teu were 5.5% higher than in Q3 2003 (2.5% higher than H1 2004). Costs per TEU continue to be affected by the relative weakness of the US dollar, higher costs of ship provision (mainly due to higher charter costs) and the increasing imbalance costs associated with the strength of all trades out of Asia. Port congestion is also beginning to have an impact on operations costs.

ROYAL P&O NEDLLOYD

Summary results were as follows:

(US$ million)	Q3 2004	Q3 2003	Q3YTD* 2004	Q3YTD 2003
Operating profit:				
Container Shipping	127	26	241	1
Martinair	14	10	10	7
Other	(1)	(1)	(5)	(3)
EBIT	140	35	246	5
Profit / (loss) after tax	107	24	182	(21)

**YTD = Year to date*

The operating profit of $127 million for Container Shipping in the RPONL Q3 2004 results varies from that set out above in the results of PONCL (which is $132 million), due to the continuing profit impact from fair value adjustments made at the date of acquisition.

Notes to Editors

1. Royal P&O Nedlloyd (RPONL) was created on 16 April 2004 when P&O Nedlloyd Container Line ("PONCL") was effectively listed through Royal Nedlloyd NV on the Euronext stock market in Amsterdam. The listing marked the termination of the PONCL 50:50 joint venture between the Peninsular and Oriental Steam Navigation Company ("P&O") and Royal Nedlloyd. PONCL is now a 100% subsidiary of RPONL which also holds a 50% share of Martinair in partnership with KLM. P&O retains a 25% shareholding in RPONL.

2. For the full year 2004, RPONL's accounts will consolidate 100% of PONCL from April and reflect its 50% shareholding prior to that date.

News Release

11 November 2004

SHAREHOLDERS APPROVE APPOINTMENT OF ROYAL P&O NEDLLOYD DIRECTORS AND EMPLOYEE SHARE PLAN

Royal P&O Nedlloyd shareholders have today formally approved the Board's nominations of Olav Rakkenes and Louk Ligthart as non-executive directors and Rutger van Slobbe as executive director at an Extraordinary General Meeting in Rotterdam.

Commenting on the appointments, Royal P&O Nedlloyd Chairman Andrew Land said:

"I am pleased that the new Board appointments have been confirmed. Our new directors will bring substantial strength in terms of experience both in shipping and in Netherlands public markets."

The shareholders also approved proposals for a new Employee Share Purchase Plan (ESPP). The ESPP, which follows the gift of 10 shares to nearly all employees earlier this year, covers 15 countries and represents 80 % of the workforce. It will enable employees to save a regular monthly sum for the purchase of company shares which will be generally matched by one free share from the company for every four purchased. The plan will be funded by market purchased shares and the total cost over three years is expected to be around 4.6 million Euros.

Commenting on the ESPP, Royal P&O Nedlloyd CEO Philip Green said:

"We are committed to engaging our people and by giving them this new opportunity to invest as shareholders in our company we are enabling them to participate in our future success. I am delighted that our shareholders have shown their support for our proposals."

Note to editors

The nomination of the three new Board directors, with their biographical details, was announced by news release on 1 October 2004.

Further information

Gill Samuel — Telephone: +44 207 441 8706
Director Corporate Communications
P&O Nedlloyd

Cor Radings (Netherlands press inquiries) — Telephone: +31 6263 168 54

P&O Nedlloyd

www.ponl.com

Shareholders in Royal P&O Nedlloyd N.V. and other entitled parties are invited to attend the Extraordinary General Meeting of Shareholders which will take place on **Thursday 11 November, 2004**, at 10 AM in the Fortis Bank hall on the 4th floor of the Willem Burger Conference Centre of the Concert and Conference Centre De Doelen, entrance Kruisplein 40, 3012 CC Rotterdam, The Netherlands.

Agenda

1 Explanation to the results over the 3rd quarter 2004
2 Appointment of members of the Board of Directors
3 Approval of an Employee Share Purchase Plan
4 Any other business

As of today, the agenda with explanatory notes, together with additional information regarding agenda items 2 and 3, can be inspected and obtained free of charge at the office of the Company and at ABN AMRO Bank N.V. These documents may be ordered by telephone from ABN AMRO Servicedesk, tel. +31 - 76 – 5799455 (9AM – 4PM) or through the Company's website (www.ponl.com).

Record Date

The date, being the Record Date, on which one must be a shareholder in order to attend the meeting and vote, has been set as **Friday 5 November, 2004** (after dealing with all additions and deletions as per that date).

Registration

To obtain entry to the meeting and to be able to exercise the rights attached to shares forming part of a collective (giro) deposit, the holders thereof must have made themselves known through their bank at the latest on **Friday 5 November, 2004** at the Office of ABN AMRO Bank N.V., Kemelstede 2, 4817 ST BREDA, The Netherlands. From application the shares will continue to be registered u/i the Record Date.

The certificate to be received from the bank will serve as an admission card to the meeting.

Holders of American Depositary Receipts are entitled to obtain entry to the meeting (ADRs do not carry voting rights) upon showing an admission card for this meeting that will be issued upon request by Depositary J P Morgan, New York, at the latest on **Friday 5 November, 2004.**

To obtain entry to the meeting and to be able to exercise the rights attached to registered shares, holders of registered shares not forming part of a collective (giro) deposit must have given written notice of such intention at the latest on **Friday 5 November, 2004** to the Secretariat to the Board of Directors who will then issue an admission card to the meeting, provided that, as at **5 November, 2004,** any such holder is registered as a shareholder in the Company Register of Registered Shareholders.

Shareholders wishing to be represented at the meeting through a written proxy are being advised that their written proxy must have been received in the office of the Company by mail or fax not later than on **Tuesday 9 November, 2004** for the attention of the Secretariat to the Board of Directors. Proxy forms may be obtained from the Company on request.

Rotterdam, 25 October 2004 Board of Directors

Royal P&O Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam, The Netherlands
Tel. +31-10-400.6810 - Fax +31-10-400.6190

Investor Relations

Agenda for Extraordinary General Meeting of Shareholders



Extraordinary General Meeting of Shareholders to be held on Thursday 11 November, 2004 at 10 AM in the Fortis Bank hall on the 4th floor of the Willem Burger Conference Centre of the Concert and Conference Centre De Doelen, entrance Kruisplein 40, 3012 CC Rotterdam, The Netherlands.

Opening

1. Announcement of 3rd quarter 2004 results
2. Appointment of members of the Board of Directors
3. Approval of an Employee Share Purchase Plan
4. Any other business

Closure

Notes:

Agenda item 1
The results over the 3rd quarter 2004 will be published on 11 November 2004 before opening of stock exchange trading.

Agenda item 2
The following persons are by way of a non-binding nomination in accordance with article 13.3 Articles of Association of the company proposed for election as members of the Board of Directors:

- Louk.J.A.M. Ligthart, non-executive director
- Olav K. Rakkenes, non-executive director
- Rutger P.M. van Slobbe, executive director

For additional information regarding these persons please click Here. This information may also be obtained free of charge with the company or the bank referred to in the meeting notice, ABN AMRO Bank N.V., at ABN AMRO Service desk, tel. +31 - 76 - 5799455 (9AM - 4PM).

Agenda item 3
This proposal concerns an Employee Share Purchase Plan enabling employees of the company and its subsidiary companies to purchase - within certain limits - shares in the company through salary withholding. For each four shares purchased by the employee the company will grant the employee a free additional share.

For additional information regarding the share plan please click Here. This information may also be obtained free of charge with the company or the bank referred to in the meeting notice, ABN AMRO Bank N.V., at ABN AMRO Service desk, tel. +31 - 76 - 5799455 (9AM - 4PM).

Investor Relations

Additional Information to Agenda Item 2



Appointment of Members of the Board of Directors

Non-Executive Directors

O.K. Rakkenes (58)

Nationality: Norwegian
Proposed position: Non-Executive Director
Proposed term in office: three years

Business experience:

- President and CEO of Atlantic Container Line (ACL) from 1998 - 2003;
- Chairman and CEO of Atlantic Container Line (ACL) from 1990 - 1998;
- President and CEO of Transatlantic Shipping Co. of Gothenburg, Sweden, from 1989 to 1990;
- President and CEO of PAD Line in San Francisco, USA, from 1986 to 1988;
- Managing Director of TOR Line AG of Gothenburg, Sweden, from 1983 to 1986;
- Several sea and shore based senior management positions with various shipping companies in the Caribbean and the United States between 1968 and 1983, starting as 2nd Mate and rising to Captain in 1977.

Current Non-executive Directorships:

- Member of the Board of Directors of Atlantic Container Line (ACL), from 2003;
- Member of the Board of Directors of EUKOR Carriers Inc;
- Vice-chairman of the Board of Directors of Gorthon Lines;
- Chairman of the Trans-Atlantic Conference Agreement (TACA), since 1992;
- Vice-chairman of the European Liner Association.

Shares held: None

L.J.A.M. Ligthart (65)

Nationality: Dutch
Proposed position: Non-Executive Director
Proposed term in office: three years

Business experience:

- Deputy Chairman of the DSM Management Board of Directors, from 1998 to 2001;

Investor Relations

Additional Information to Agenda Item 3



Approval of an Employee Share Purchase Plan

The following Employee Share Purchase Plan (ESPP) is submitted for Shareholder approval:

Reasons for Shareholder Approval

We seek shareholder approval for the introduction of this Employee Share Purchase Plan for the following reasons. The first is that the Plan incorporates the ability to offer free shares to employees. The second reason is that Executive Board Members will be invited to participate. Clearly Executive Board involvement will emphasise senior management commitment to aligning the interests of all stakeholders.

Aims of the ESPP

The ESPP is consistent with the Company's Visions and Values statement of promoting staff engagement and encouraging global teamwork and commitment to increased performance. By offering the opportunity to purchase shares and participate in any future Company success, we are aligning the values and interests of our employees with those of our Shareholders.

Key Plan Features

- The plan includes 15 countries representing 80% of world-wide employees. To be eligible to join the global plan, employees must be considered full time or part time permanent employees of a wholly owned subsidiary or branch of the Royal P&O Nedlloyd group of companies and have been in employment for a minimum of three months.
- There will be one global plan, adjusted for tax efficiencies and local law in each country as appropriate.
- Under the plan employees may choose to save a regular monthly sum that is used to buy shares.
- The Company will offer free matching shares on a general ratio of one free share for every four purchased (20% discount) or, in locations where salaries are low (India and China), one free share for every first share purchased, capped at a maximum of four free shares per year.
- Generally the free matching shares will be subject to forfeiture if the corresponding purchased shares are not held in the Plan for a minimum of three years or if the employee leaves the Company due to resignation or dismissal.
- The Plan includes a separate sub-plan for California employees which provides for matching to be made in cash instead of shares.
- Limits will be set on savings levels to ensure a Duty of Care towards employees.
- The ESPP will be funded by market purchased shares and therefore there will be no dilution of stock.
- The Authority of Financial Markets (AFM) has been notified in the relevant timeframe regarding the granting of Safe Harbour Exemption relating to Insider Trading Rules.

Summary of Costs

- Member of the DSM Management Board of Directors, from 1988 to 1998;
- Vice President Finance of DSM Group, from 1984 to 1988;
- Several national and international senior financial and management positions within DSM Group of The Netherlands, between 1964 and 1984.

Current Non-executive Directorships:

- Chairman Supervisory Board Hoek Loos B.V.;
- Chairman Supervisory Board Nutreco Nederland B.V.;
- Member Supervisory Board Nutreco N.V.;
- Member Supervisory Board IHC / Caland N.V.;
- Member Supervisory Board Budelpack.

Shares held: None

Executive Director

R.P.M. van Slobbe (52)

Nationality: Dutch
Proposed position: Executive Director
Proposed term in office: three years

Business experience:

- Director Trades, Marketing and Logistics P&O Nedlloyd Container Line Ltd. From Feb 2004;
- Executive Director and member of the Board of P&O Nedlloyd Container Line Ltd from 1997 to Feb 2004 with responsibility for Fleet, Asset Management, Procurement, Terminals, Damco and Roadways;
- Executive Vice President and member of the Executive Committee of Nedlloyd Lines B.V. from 1994 to 1996;
- Several national and international senior management positions within the Nedlloyd Group between 1976 and 1993.

Shares held: 1876

The costs of the Plan are based on an average employee take up of 30% and employee savings of 10% of average salary capped at a maximum of € 2,200 pa or 10% of salary, whichever is the lower. The costs of the initial set up in 2004 are approximately € 450,000 and the ongoing administration costs of the Plan over a three year period are estimated at some € 700,000. The cost of buying the Matching Shares that will be allocated free to employees over the three year period would be around € 3.8 million, based on a share price of € 37 / share.

Effect on Share Capital

Based on the above take up, the number of shares held by employees after three years would be 507,892 (of which 102,252 are free Matching Shares), based on the above stated take up and the other assumptions made. This represents 1.25% of the current total share capital of 40,635,752 shares.

Timeline

The Employee Share Plan will be communicated during November and December 2004. First payroll deductions will be made in January 2005. The first share purchase will take place in April 2005.

November 8, 2004

ADR termination announcement

Royal P&O Nedlloyd N.V. ("Royal Nedlloyd")

JPMorgan announces the termination of the Royal Nedlloyd (OTC: RLPOY) sponsored American Depositary Receipt (ADR) program, effective December 8, 2004. The facility is being terminated in accordance with, and subject to, the terms and conditions of the deposit agreement governing the ADRs.

Effective date:	December 8, 2004
Symbol:	RLPOY
Exchange:	OTC
Ratio:	2 ADS: 1 ordinary share
CUSIP:	78065A 30 3
Foreign share Isin):	NL0000009983
Share class:	Ordinary shares
Country of incorporation:	Netherlands
Industry:	Shipping
Custodian:	ABN AMRO Bank, N.V.
Depositary:	JPMorgan Chase Bank

Effective December 8, 2004, the depositary and its agents will perform no further acts under the deposit agreement and the ADRs, except to receive and hold (or sell) distributions on the underlying shares and deliver said shares and any other deposited securities upon the cancellation of the ADRs in the manner required under the deposit agreement. Our cancellation books, however, will remain open through June 8, 2005. According to the terms and conditions set forth in the deposit agreement, after the expiration of six (6) months such date of termination, the depositary may sell any remaining deposited shares in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the ADRs which have not theretofore been surrendered for cancellation. After making such sale, the depositary shall be discharged from all obligations whatsoever to the holders of the ADRs, except to make distribution of the net proceeds of the sale and of such dividends (after deduction of all charges and expenses of the depositary) upon surrender of the ADRs. A cancellation fee will be charged for ADRs surrendered (U.S. $5.00 per 100 ADS or portion thereof, plus a $7.50 cable fee.)

If delivery of the related deposited securities cannot be completed within 72 hours of the first presentment of each cancellation request by reason of improper delivery instructions, local market requirements or reason other than the negligence or bad faith of the depositary, the presenter of such ADRs for cancellation will be deemed to have not presented such ADRs for cancellation and such ADRs will be returned accordingly. As no cancellation will be deemed to have been presented, a portion of any cancellation fees theretofore paid may be retained by the depositary to cover any costs of the depositary in connection with the attempted delivery of deposited securities. As a result, it is recommended that any party surrendering ADRs for cancellation consult with their local market agent to

ensure that delivery instructions are properly provided and that any and all local market requirements have been satisfied to allow for timely delivery of deposited securities.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $1.1 trillion and operations in more than 50 countries. The firm is a leader in investment banking, financial services for consumers and businesses, financial transaction processing, asset and wealth management, and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. has its corporate headquarters in New York and its U.S. retail financial services and commercial banking headquarters in Chicago. Under the JPMorgan, Chase and Bank One brands, the firm serves millions of consumers in the United States and many of the world's most prominent corporate, institutional and government clients. Information about the firm is available at www.jpmorganchase.com.

JPMorgan's *Global ADRenalin* equity research is available through the Bloomberg Professional® service under "ADRJ". The pricing and constituent list for the S&P ADR Index, an investable ADR index developed with JPMorgan, is available at adr.com and spglobal.com. Information on JPMorgan's ADR MAX, a web and trader-enabled platform for broker-dealers and investors to execute ADR-ordinary share cross-book transactions, can be accessed at adrmax.com. Comprehensive search tools on the entire ADR universe, see adr.com/universe.

For further information, please contact:

JPMorgan Service Center	*ADR Liquidity Solutions*	*ADR Settlements*
781-575-4328	212-622-2601	302-552-0230

KAMER VAN KOOPHANDEL ROTTERDAM

File number: 24129791 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Rotterdam

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Koninklijke P&O Nedlloyd N.V.
Statutory seat	:Rotterdam
Incorporation deed	:07-02-1908
Deed of latest amendment of articles	:16-04-2004
Amendment of the legal form	:Conversion of Public Limited Liability Company ('Structure' company according to articles) in Public Limited Liability Company on 16-04-2004
Authorized capital	:EUR 100.000.000,00
Issued capital	:EUR 40.635.752,00
Paid up capital	:EUR 40.635.752,00
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:Koninklijke P&O Nedlloyd N.V.
Address	:Boompjes 40, 3011XB Rotterdam
Mailing address	:Postbus 487, 3000AL Rotterdam
Telephone number	:010-4007111
Date of establishment	:07-02-1908
Description of business conducted	:HOLDING COMPANY
Employees	:18

Director(s):

Name	:Meijer, Hendrik Hadeweijn
Date and place of birth	:23-02-1944, Assendelft
Address	:Emiliahof 35, 3062HT Rotterdam
Date of entry into office	:01-01-2002
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurder)
Powers	:Authorised jointly (with other directors, see articles)
Date of (present) representative authority	:16-04-2004
Name	:Green, Philip Nevill

19-11-2004 Page 00002 follows.

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
INZAGE HANDELSREGISTER
T 0900-1234567 (€ 0,70 PER MINUUT)
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KAMER VAN KOOPHANDEL
ROTTERDAM

Date and place of birth	:12-05-1953, Walsall, United Kingdom ....
Address	:Marchfield, Flowershill, RG87BD, Pangbourne, . Berkshire, United Kingdom ....
Date of entry into office	:16-04-2004 ....
Title	:Uitvoerend bestuurder (Hoofd uitvoerend bestuurder CEO) ....
Powers	:Solely/independently authorised ....
Name	:Land, Anne Harmen ....
Date and place of birth	:14-10-1939, Zeist ....
Address	:Les Terrasses de Coligny 21 B1 Lrd Byron, ... Ch-1223 Cologny/Geneve, Switzerland ....
Date of entry into office	:16-04-2004 ....
Title	:Voorzitter van de Raad van Bestuur ....
Powers	:Authorised jointly (with other directors, see articles) ....
Name	:Luff, Nicholas Lawrence ....
Date and place of birth	:11-03-1967, Alton, Hampshire, United Kingdom .
Address	:6 Silver Lane, Purley,, Surrey, CR8 3HG, ... United Kingdom ....
Date of entry into office	:16-04-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurder) ....
Powers	:Authorised jointly (with other directors, see articles) ....
Name	:Woods, Robert Barclay ....
Date and place of birth	:23-09-1946, Kidderminster, United Kingdom ....
Address	:The Old Rectory, Frilsham Nr. Newbury, ... Berkshire RG16 9XH, United Kingdom ....
Date of entry into office	:16-04-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurder) ....
Powers	:Authorised jointly (with other directors, see articles) ....
Name	:Robbie, David Andrew ....
Date and place of birth	:20-06-1963, Bury, United Kingdom ....
Address	:25 Carlisle Mansions, Carlisle Pl., Londen ... SW1P 1EZ, United Kingdom ....
Date of entry into office	:10-05-2004 ....
Title	:Uitvoerend bestuurder (Financieel Directeur) .

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
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KAMER VAN KOOPHANDEL ROTTERDAM

Powers	:Solely/independently authorised ....
Name	:Ligthart, Louis Jozef Adrianus Maria ....
Date and place of birth	:18-11-1938, Klundert ....
Address	:Prins Bisschopsingel 7 C, 6212AA Maastricht ..
Date of entry into office	:11-11-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurder) ....
Powers	:Authorised jointly (with other directors, see articles) ....
Name	:van Slobbe, Rutger Paul Marie ....
Date and place of birth	:08-05-1952, Eygelshoven ....
Address	:Raadhuisstraat 25, 4835JA Breda ....
Date of entry into office	:11-11-2004 ....
Title	:Uitvoerend bestuurder ....
Powers	:Solely/independently authorised ....
Name	:Rakkenes, Olav Karl ....
Date and place of birth	:23-10-1945, Tromso, Norway ....
Address	:4101 North Ocean Blvd. APP. D401, Boca raton, fla 33431, United States of America ....
Date of entry into office	:11-11-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurder) ....
Powers	:Authorised jointly (with other directors, see articles) ....

Authorized signatory(signatories):

Name	:Zwolsman, Paulus Victor Bernardus ....
Date and place of birth	:12-06-1948, 's-Gravenhage ....
Address	:Burgemeester D Monchypln 176, 2585DH .... 's-Gravenhage ....
Function and entry into office	:Holder of power of attorney for signature, ... 01-05-1998 ....
Powers	:Restricted power of attorney ....
Commencement (present) power of attorney	:12-08-1998 ....
Name	:Willeumier, Aernoud Ernst ....
Date and place of birth	:07-12-1954, Amsterdam ....

19-11-2004 Page 00004 follows.

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
INZAGE HANDELSREGISTER
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KAMER VAN KOOPHANDEL ROTTERDAM

Address	:Hofzichtlaan 30, 2594CD 's-Gravenhage ....
Function and entry into office	:Holder of power of attorney for signature, ... 14-06-2004 ....
Powers	:Restricted power of attorney ....

Issued by the chamber of commerce

Rotterdam, 19-11-2004

For extract

Mw. E. Theodossiou-Teetenburg

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
INZAGE HANDELSREGISTER
T 0900-1234567 (€ 0,70 PER MINUUT)
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